FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA TO ACQUIRE BRISTOL-MYERS SQUIBB SHARE OF GLOBAL DIABETES ALLIANCE ASSETS

Global agreement strengthens AstraZeneca's commitment to diabetes, a key growth platform in a core strategic area for the company

AstraZeneca today announced an agreement under which AstraZeneca will acquire the entirety of Bristol-Myers Squibb's interests in the companies' diabetes alliance for an initial consideration of $2.7 billion on completion and up to $1.4 billion in regulatory, launch and sales-related payments. AstraZeneca has also agreed to pay various sales-related royalty payments up until 2025. In addition, AstraZeneca may make payments up to $225 million when certain assets are subsequently transferred.

Upon completion of the transaction, AstraZeneca will own intellectual property and global rights for the development, manufacture and commercialisation of the diabetes business, which includes Onglyza® (saxagliptin), Kombiglyze™ XR (saxagliptin and metformin HCl extended release), Komboglyze™ (saxagliptin and metformin HCl), dapagliflozin (marketed as Forxiga® outside the US), Byetta® (exenatide), Bydureon® (exenatide extended-release for injectable suspension), metreleptin and Symlin® (pramlintide acetate).

The transaction will consolidate worldwide ownership of the diabetes business within AstraZeneca leveraging its primary and specialty care capabilities and its geographical reach, especially in emerging markets. The agreement reinforces AstraZeneca's long-term commitment to patients with diabetes, a core strategic area and an important platform for returning AstraZeneca to growth.

Based on the anticipated timing of the close, the transaction will have no impact on AstraZeneca's guidance for Core EPS for 2013. The company expects the transaction when implemented to be neutral to Core EPS in 2014. AstraZeneca reaffirms its commitment to its progressive dividend policy. AstraZeneca intends to finance the transaction from existing cash resources and short-term credit facilities.

AstraZeneca and Bristol-Myers Squibb anticipate that subject to local consultation and legislation, approximately 4,100 Bristol-Myers Squibb employees dedicated to the diabetes business, including those at Amylin, will eventually transition to AstraZeneca. Over time, AstraZeneca will also become responsible for the manufacturing and supply chain of the full portfolio of diabetes products. Bristol-Myers Squibb will continue to deliver specified clinical trials in line with the ongoing clinical trial plan. A number of R&D and manufacturing employees dedicated to diabetes will remain with Bristol-Myers Squibb to progress the diabetes portfolio and support the transition for these areas.

Pascal Soriot, Chief Executive Officer of AstraZeneca said: "Diabetes is rapidly becoming a global challenge of epidemic proportions that is expected to affect more than 550 million people by 2030. Much of this impact will be felt in emerging markets where AstraZeneca has a strong presence. In recent years we've worked with our alliance partners at Bristol-Myers Squibb to develop an innovative portfolio of non-insulin anti-diabetic medicines that help address the needs of these patients.

"Together with Bristol-Myers Squibb we concluded that consolidating ownership of the diabetes portfolio would benefit both companies and allow us to better serve the needs of diabetic patients. Today's announcement reinforces AstraZeneca's long-term commitment to diabetes, a core strategic area for us and an important platform for returning AstraZeneca to growth. I would like to extend a warm welcome to the Bristol-Myers Squibb people who are due to join us. My colleagues and I look forward to working with them."

For the purposes of the UK Listing Authority's Listing Rule LR 10.4.1 R (Notification of class 2 transactions), the fair value of gross assets acquired with the transaction is estimated to be $8.3 billion and, in view of the late stage development and launch phase of several of the products, an estimated reported pre-tax loss of $400 million was attributable to these assets in 2012.

The transaction is subject to customary terms and conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to become effective in January 2014.

Impairment charge

Bydureon® - acquired as part of the 2012 expansion of the diabetes alliance following the Bristol-Myers Squibb acquisition of Amylin - has delivered sales performance below AstraZeneca's commercial expectations at that time. Accordingly, and although AstraZeneca continues to have confidence in the commercial future of Bydureon®, AstraZeneca will incur in 2013 a non-cash, non-Core, pre-tax impairment charge of approximately $1.7 billion. As the impairment is a non-Core charge, there is no impact on Core EPS for 2013. Furthermore, the impairment does not impact future cash flows.

About Diabetes

In 2012, diabetes was estimated to affect more than 370 million people worldwide. The prevalence of diabetes is projected to reach more than 550 million by 2030. Type 2 diabetes accounts for approximately 90% to 95% of all cases of diagnosed diabetes in adults. Type 2 diabetes is a chronic disease characterised by insulin resistance and dysfunction of beta cells in the pancreas, leading to elevated glucose levels. Over time, this sustained hyperglycaemia contributes to further progression of the disease. Significant unmet needs still exist, as many patients remain inadequately controlled on their current glucose-lowering regimen.

The major cause of death and complications in patients with type 2 diabetes is cardiovascular disease. As many as 80% of patients with type 2 diabetes will develop and possibly die from a cardiovascular event.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:
www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler              +44 20 7604 8030 (UK/Global)
Vanessa Rhodes            +44 20 7604 8037 (UK/Global)
Ayesha Bharmal            +44 20 7604 8034 (UK/Global)
Michele Meixell              +1 302 885 2677 (US)
Jacob Lund                     +46 8 553 260 20 (Sweden)

Investor Enquiries
Karl Hård                         +44 20 7604 8123         mob: +44 7789 654364
Colleen Proctor               + 1 302 886 1842          mob: +1 302 357 4882
Anthony Brown             +44 20 7604 8067         mob: +44 7585 404943
Jens Lindberg                 +44 20 7604 8414         mob: +44 7557 319729

19 December 2013

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 December 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary